DATE:	September 28, 2009

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 2090 East University , Suite 112 Tempe, AZ 85281

RE:	Now Auto Group, Inc. Form 8-K Item 4.01 and 4.02

Dear Ms. Sellers and Ms. Thompson,

A revised 8-KA has been filed.

1.	The decision to restate was decided over a period of time. I picked a date that best represented the approximate timing when the discussions began.

2.	The statement has been revised to include subsequent periods.

3.	Statement included

4.	There is no specific date that a decision was made though I indicated the period.

5.	Statement included

6.	Statement included

7.	Correction made.

Faith Forbis
CFO